UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response 11

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

PharmChem, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

717133102

(CUSIP Number)

Ellyn Roberts, Esq.
Shartsis, Friese & Ginsburg LLP

One Maritime Plaza, 18th Floor

San Francisco, California 94111

(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Investors, a California corporation

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,393,112
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,393,112

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,393,112

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 23.8%

14. Type of Reporting Person (See Instructions) CO, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Investors, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,393,112
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,393,112

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,393,112

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 23.8%

14. Type of Reporting Person (See Instructions) IA, OO

`

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Micro Cap Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,027,812
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,027,812

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,027,812

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 17.6%

14. Type of Reporting Person (See Instructions) PN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

William Leland Edwards

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) (as to shares reported on Rows 7 and 9) PF
(as to shares reported on Rows 8 and 10) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization _______
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 118,323
8. Shared Voting Power 1,393,112
9. Sole Dispositive Power 118,323
10. Shared Dispositive Power 1,393,112

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,511,435

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 25.8%

14. Type of Reporting Person (See Instructions) IN, HC

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of PharmChem, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 4600 North Beach Street, Haltom City, TX 76137.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) William Leland Edwards, Palo Alto Investors, LLC ("PAI LLC"), Palo Alto Investors ("PAI Corp"), and Micro Cap Partners, L.P. ("Micro Cap"). (collectively, the "Filers").

(b) The business address of the Filers is
470 University Avenue, Palo Alto, CA 94301

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

PAI LLC is an investment adviser registered with the Securities and Exchange Commission and is the general partner of and investment adviser to Micro Cap and other investment limited partnerships and individual client accounts. The sole manager of PAI LLC is PAI Corp. Mr. Edwards is the president and controlling shareholder of PAI Corp and the president and principal member of PAI LLC.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Edwards is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
Micro Cap	Working Capital	$1,711,713.27[1]
PAI LLC	Funds Under Management	$4,860,631.33[1]
W.L. Edwards	Personal Funds	$251,585.84

1 This amount does not include warrants to purchase shares of the Stock issued without additional consideration pursuant to that certain Unsecured Subordinated Note and Warrant Purchase Agreement made as of September 12, 2001 between the Issuer and Micro Cap pursuant to which Micro Cap loaned the Issuer $750,000 on that date. The Stock issuable on the exercise of those warrants is included in the number of shares of the Stock beneficially owned reported on the cover page for each of the Filers.

Item 4. Purpose of Transaction

W.L. Edwards and the chief executive officer of the Issuer have had conversations from time to time about different strategies for maximizing shareholder value. In addition, the Issuer permitted and enabled the Filers to purchase additional shares in December 2000, by amending the Issuer's shareholder rights plan.

Item 5. Interest in Securities of the Issuer

(a), (b), (d) Subject to the disclaimer in Item 6, the beneficial ownership of the Stock of each Filer at the date hereof is reflected on that Filer's cover page. PAI LLC is an investment adviser with the power to invest in, vote and dispose of the Stock on behalf of its clients. Its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No client, other than Micro Cap, separately holds more than 5% of the outstanding Stock. Mr. Edwards is the president and controlling shareholder of PAI Corp., the sole manager of PAI LLC, and is the president and principal member of PAI LLC. PAI LLC, PAI Corp., and Mr. Edwards share beneficial ownership of all shares of Stock held in client accounts. In addition, Mr. Edwards owns Stock of the Issuer in his personal accounts, as indicated on the cover page.

(c) On the dates indicated in the table below, separate account clients of PAI LLC closed their accounts and contributed the proceeds, including the Stock listed in the table, to Micro Cap in exchange for limited partnership interests in Micro Cap that were equal in value to the Stock so contributed. This Schedule 13D is being filed to report those transactions. However, the total number of shares of the Stock beneficially owned by the Filers, if any, remains unchanged from the total number of such shares reported on Amendment no. 5 to this Schedule 13D. Such transactions are the only transactions in the Stock by the Filers since 60 days before the date on the cover page:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share

PAI LLC on behalf	See Item 5(c)	02/01/04	114,488	See Item 5(c)
of Micro Cap	See Item 5(c)	03/01/04	284,324	See Item 5(c)

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

PAI LLC is the general partner of Micro Cap and other investment partnerships pursuant to Agreements of Limited Partnership that grant to PAI LLC the authority, among other things, to invest the funds of Micro Cap and such other investment partnerships in the Stock, to vote and dispose of the Stock and to file this statement on behalf of Micro Cap and such other investment partnerships Pursuant to such Agreements of Limited Partnership, PAI LLC is entitled to allocations based on assets under management and realized and unrealized gains.

Micro Cap is filing this Schedule 13D jointly with the other Filers, but not as a member of a group, and expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of Micro Cap should not be construed as an admission that it is, and Micro Cap disclaims that it is, the beneficial owner as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of any of the Stock covered by this Statement.

Item 7. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2004

PALO ALTO INVESTORS, LLC By: Palo Alto Investors, a California corporation, Manager By: /s/ William L. Edwards, President
MICRO CAP PARTNERS, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, a California corporation, Manager By: /s/ William L. Edwards, President
PALO ALTO INVESTORS, a California corporation By: /s/ William L. Edwards, President
/s/ William L. Edwards